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Exhibit 12.1

KODIAK OIL & GAS CORP.
RATIO OF EARNINGS TO FIXED CHARGES

		For the years ended December 31,
	For the six months ended June 30, 2012
		2011	2010	2009	2008	2007
	(in thousands)	(in thousands)
Pretax income (loss) from continuing operations	$120,736	$3,875	$(2,402)	$(2,563)	$(56,498)	$(38,186)
Add: Fixed charges	32,755	27,475	565	36	22	13
Add: Amortization of capitalized interest	820	241	—	—	—	—
Less: Capitalized interest	(24,500)	(8,374)	(470)	—	—	—

Earnings before fixed charges	$129,810	$23,217	$(2,307)	$(2,527)	$(56,476)	$(38,173)

Fixed charges
Estimated interest component of rent	60	111	12	11	15	13
Capitalized interest	24,500	8,374	470	—	—	—
Interest expense	8,195	18,990	83	25	7	—

Total Fixed charges	$32,755	$27,475	$565	$36	$22	$13

Ratio of Earnings to Fixed charges	3.96	—	—	—	—	—
Insufficient coverage	$—	$(4,258)	$(2,872)	$(2,563)	$(56,498)	$(38,186)

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  Exhibit 12.1
KODIAK OIL & GAS CORP. RATIO OF EARNINGS TO FIXED CHARGES